SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 31, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Royal & SunAlliance Canada selects CGI for seven-year IT services contract

Toronto, Ontario, January 31, 2006 – Royal & Sun Alliance Insurance Company of Canada, one of Canada's leading home, auto and business insurers, selected CGI Group Inc. (CGI), one of the largest information technology and business process services firms in the world, for a seven-year information technology (IT) services contract valued at $90 million. The contract is expected to be signed later this week.

CGI will be responsible for infrastructure management services including mainframe and mid-range equipment, and data storage and recovery. Royal & SunAlliance will continue to maintain and develop all of its broker and customer programs and services. The deal will reduce Royal & SunAlliance’s infrastructure management costs by 20 per cent annually.

“We chose CGI for their proven service record and experience within the P&C insurance market. By transferring our infrastructure management services to CGI, we are streamlining our operating platform so that we can focus on growing our business by providing innovative products and services to our brokers and customers,” said Rowan Saunders, President and CEO of Royal & SunAlliance. Michael Roach, president and chief executive officer from CGI added: “We are excited about expanding our scope of services with Royal & SunAlliance and pleased to be collaborating with such a leading insurer. We look forward to building a long-term partnership as we find ways of helping our client further focus on their core business.”

About Royal & SunAlliance Canada

The Royal & SunAlliance Canada group includes Roins Financial Services Limited, Royal & Sun Alliance Insurance Company of Canada, Quebec Assurance Company, Johnson Inc., Western Assurance Company, Ascentus Insurance Ltd. and is part of Royal & Sun Alliance Insurance Group plc. The Royal & SunAlliance Canada group employs more than 2,400 people and is represented by a large network of independent brokers across the country. In 2004, the Canadian Group wrote $1.4 billion in direct premiums with assets exceeding $4 billion. Internationally, Royal & Sun Alliance Insurance Group plc employs about 29,000 people and transacts business in more than 130 countries with assets of approximately $55 billion. For more information, visit www.royalsunalliance.ca.

About CGI

Founded in 1976, CGI is the 8th largest independent IT services company in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$11.1 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite

Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-looking statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Lorne Gorber

Vice-president, investor relations

(514) 841-3355

Ronald White

Director, investor relations

(514) 841-3230

Media relations

Eileen Murphy

Director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: January 31, 2006	By /s/ Paule Doré

Name:  Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary